Theodore Gazulis

Executive Vice President and

Chief Financial Officer

415.461.5025 ext 220

tgazulis@resoluteenergy.com

October 5, 2012

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation

Form 10-K for Year Ended December 31, 2011

Filed March 13, 2012

File No. 001-34464

Dear Mr. Horowitz:

Set forth below is the response of Resolute Energy Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 28, 2012, regarding the above-referenced filing. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Estimated Net Proved Reserves, page 8

1.

We note your response to comment 2 in our letter dated August 29, 2012. The information provided with regard to the Aneth Unit Phase 4 CO2 flood and plant project and the McElmo Creek Unit DC IIC water and CO2 flood and plant project indicates that both will be substantially completed by the fourth quarter of 2014. Please tell us when the proved undeveloped reserves associated with these projects are expected to be converted to proved developed status.

We anticipate that the reserves in each of these project areas will be converted to proved developed status as infrastructure related thereto is placed into service, which we expect will occur by the fourth quarter of 2014.

Resolute Energy Corporation

80 E. Sir Francis Drake Blvd., Suite 2C, Larkspur, CA 94939

Voice 415.461.5025 Fax 415.461.5045

Securities and Exchange Commission

October 5, 2012

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Resolute Energy Corporation

/s/ Theodore Gazulis

Theodore Gazulis

Chief Financial Officer